UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

TREDEGAR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

894650 100

(CUSIP NUMBER)

John D. Gottwald

William M. Gottwald

James T. Gottwald

Floyd D. Gottwald, Jr. Living Trust

c/o John D. Gottwald

Westham Partners

9030 Stony Point Parkway, Suite 505

Richmond, Virginia 23235

Telephone No. 804-560-6961

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William I. Sanderson, Esq.

John B. Cornelius, Esq.

McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

Telephone No. 804-775-1000

May 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 894650 100	13D	Page 2 of 9

1	NAMES OF REPORTING PERSON John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,908,355
	8	SHARED VOTING POWER 4,497,531
	9	SOLE DISPOSITIVE POWER 1,908,355
	10	SHARED DISPOSITIVE POWER 4,497,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,405,886
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 3 of 9

1	NAMES OF REPORTING PERSON William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,051
	8	SHARED VOTING POWER 4,379,047
	9	SOLE DISPOSITIVE POWER 68,051
	10	SHARED DISPOSITIVE POWER 4,379,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,098
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 4 of 9

1	NAMES OF REPORTING PERSON James T. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000
	8	SHARED VOTING POWER 4,437,278
	9	SOLE DISPOSITIVE POWER 40,000
	10	SHARED DISPOSITIVE POWER 4,437,278

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,477,278
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%(1)
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 894650 100	13D	Page 5 of 9

1	NAMES OF REPORTING PERSON Floyd D. Gottwald, Jr. Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,794,869
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,794,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,869
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(1)
14	TYPE OF REPORTING PERSON OO

*

Amendment No. 12 amends and supplements Amendment Nos. 1 through 11 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”), and serves as the initial Schedule 13D filing for Reporting Persons James T. Gottwald and the Floyd D. Gottwald, Jr. Living Trust. The purpose for the filing of this Amendment No. 12 is to dissolve the group formed pursuant to Amendment No. 8 to the statement on Schedule 13D, to update the percentage of the Common Stock beneficially owned by John D. Gottwald and William Gottwald and their immediate families, and to update the Reported Parties to include James T. Gottwald and the Floyd D. Gottwald, Jr. Living Trust, the latter of which received the Common Stock owned by the late Floyd D. Gottwald, Jr.

[1]

In computing the percentage ownership, each of the Reporting Persons assumed that there are 33,853,082 shares of common stock outstanding, as reported by Tredegar Corporation in its Quarterly Report on Form 10-Q for the period ended March 31, 2022, as filed with the Securities and Exchange Commission on May 9, 2022.

Item 1. Security and Issuer.

This statement relates to the Common Stock of the Issuer, a Virginia corporation having its principal executive offices at 1100 Boulders Parkway, Richmond, Virginia 23225.

Item 2. Identity and Background.

Item 2 is hereby amended by adding the following:

James T. Gottwald

(a)-(c) The business address of James T. Gottwald is 3600 River Road West, Goochland, VA 23063. The present principal occupation/employment of James T. Gottwald is retired.

(d)-(e) During the last five years, James T. Gottwald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) James T. Gottwald is a citizen of the United States of America.

Floyd D. Gottwald, Jr. Living Trust

(a)-(b) The business address of the Floyd D. Gottwald, Jr. Living trust is 330 South 4th Street, Richmond, VA 23219.

(d)-(e) During the last five years, the Floyd D. Gottwald, Jr. Living Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment No. 11, John D. Gottwald and William M. Gottwald have acquired shares pursuant to quarterly awards under the Issuer’s director compensation program, and John D. Gottwald further acquired an aggregate 5,790 shares in open-market purchases that occurred on May 22, 2014, May 23, 2014, and June 6, 2014. The Floyd D. Gottwald, Jr. Living Trust received 1,794,869 shares of Common Stock on May 4, 2022, with such shares transferred from the brokerage accounts of the late Floyd D. Gottwald, Jr., pursuant to the terms such accounts following the death of Floyd D. Gottwald, Jr.

Item 4. Purpose of the Transaction.

Item 4 is amended by adding the following: The information set forth in Items 3 and 6 of this Amendment No. 12 to the statement on Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned: 6,650,771 shares[2]

Percentage of Class Owned: 19.6%

(b)	Number of shares as to which such persons have:

(i)	sole power to vote or to direct the vote – 2,016,406

(ii)	shared power to vote or to direct the vote – 4,634,365

(iii)	sole power to dispose of or to direct the disposition of – 2,016,406

(iv)	shared power to dispose of or to direct the disposition of – 4,634,365

(c)

John D. Gottwald received 2,485 shares of Common Stock on April 1, 2022, pursuant to the Issuer’s director compensation program. William M. Gottwald received 1,826 shares of Common Stock on April 1, 2022, pursuant to Issuer’s director compensation program. On May 4, 2022, the Floyd D. Gottwald, Jr. Living Trust received 1,794,869 shares of the Issuer’s Common Stock, with such shares transferred from the brokerage accounts of the late Floyd D. Gottwald, Jr., pursuant to the terms such accounts relating to the death of Floyd D. Gottwald, Jr. There have been no transactions by James T. Gottwald in the past 60 days involving shares of the Issuer’s Common Stock.

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,634,365 of the shares described in Items 5(b)(ii) and (iv). However, none of any such person’s individual interest relates to more than five percent of the class of securities for which this Form is filed.

[2]

This does not include any shares held by the adult children of John D. Gottwald, William M. Gottwald and James T. Gottwald who do not live with their fathers, which shares aggregate less than 1%. The filing of this statement shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, James T. Gottwald, John D. Gottwald and William M. Gottwald are the beneficial owners of the shares described in Items 5(b)(ii) and (iv). See Item 5(d).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

John D. Gottwald, William M. Gottwald and James T. Gottwald are brothers, and all three serve as trustees to the Floyd D. Gottwald, Jr. Living Trust. This form is being filed because the Reporting Parties could be deemed to be a group for purposes of Schedule 13D even though there is no agreement between them with respect to the acquisition, retention, disposition or voting of shares of the Issuer’s Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between John D. Gottwald, William M. Gottwald and James T. Gottwald and any other person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

1.

Agreement between John D. Gottwald, William M. Gottwald, James T. Gottwald and the Floyd D. Gottwald, Jr. Living Trust with respect to the filing of this Amendment No. 12 to the statement to Schedule 13D.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ James T. Gottwald
James T. Gottwald

Floyd D. Gottwald, Jr. Living Trust /s/ James T. Gottwald, as trustee
By: James T. Gottwald, as trustee